Exhibit 99.3

T: 416.364.1145 | 1.800.268.9374 2 Queen St. East, Twentieth Floor, Toronto, Canada M5C 3G7 | cifinancial.com

CI Financial announces election of directors and

results of annual meeting of shareholders

TORONTO (June 16, 2021) – CI Financial Corp. (the “Corporation”) announced the results of matters voted upon at its annual meeting of shareholders held on June 16, 2021.

All nominated directors were elected with voting results tabulated as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
William E. Butt	136,125,610	99.30%	966,168	0.70%
Brigette Chang-Addorisio	133,349,263	97.27%	3,742,515	2.73%
William T. Holland	128,999,345	94.10%	8,092,433	5.90%
Kurt MacAlpine	135,569,816	98.89%	1,521,962	1.11%
David P. Miller	112,893,140	82.35%	24,198,638	17.65%
Tom P. Muir	132,555,204	96.69%	4,536,574	3.31%
Sheila A. Murray	113,304,151	82.65%	23,787,627	17.35%
Paul J. Perrow	133,274,733	97.22%	3,817,045	2.78%

At the meeting, shareholders also approved the appointment of Ernst & Young LLP as the auditors of the Corporation and did not approve the Board’s disclosed approach to executive compensation.

Details of each of these matters are set out in the Management Information Circular of the Corporation dated April 28, 2021. A report of voting results for each resolution presented at the Meeting prepared in accordance with National Instrument 51-102 will be filed under the Corporation’s profile on SEDAR at www.sedar.com.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at  www.cifinancial.com.

T: 416.364.1145 | 1.800.268.9374 2 Queen St. East, Twentieth Floor, Toronto, Canada M5C 3G7 | cifinancial.com

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control.  Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
610-415-1145

cifinancial@gregoryfca.com